UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NORTEK, INC.

(Name of Subject Company)

NORTEK, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

656559309

(CUSIP Number of Class of Securities)

Kevin Donnelly

General Counsel

500 Exchange Street

Providence, Rhode Island 02903

(401) 751-1600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Frederick S. Green

767 Fifth Avenue

New York, New York 10153

(212) 310-8007

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding common stock of Nortek, Inc. (the “Company”), a Delaware corporation, by Nevada Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Melrose Industries PLC (“Melrose”), a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales, pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of July 6, 2016, by and among the Company, Melrose, and Purchaser.  The following communications relate to the proposed tender offer and contain certain materials which the Company has distributed by email to its employees and customers, as applicable.

Set forth below is a copy of the Company’s memorandum to all of its employees included in an email to all employees on July 6, 2016

Earlier today, we announced in a press release that our board has approved entering into a merger agreement with a U.K. company called Melrose Industries PLC.

At $86.00 per share, Melrose’s offer represents a premium of approximately 38% to our closing price as of July 5, 2016.  The deal is subject to approval by Melrose’s shareholders and receipt of certain regulatory approvals. We expect the process to take approximately eight weeks, which means Nortek will most likely become part of Melrose sometime at the end of August.

Your business leaders will talk to you more about this later today.  But there are a couple of things I want to make sure you know.

First and foremost, this is great news for Nortek and our businesses.

Melrose is a publicly-traded U.K.-based company with a great reputation for buying strong manufacturing companies and investing in them to improve and grow the business.  On average, they have invested about one-third of the original purchase price back into their businesses.

Secondly, we’ve gotten to know the Melrose team and we have a lot in common when it comes to things like innovation and performance — which you’ll see right away when you visit their website.  They like what we stand for — and appreciate the momentum in our financial performance, our commitment to innovation and growth, and, importantly, the experience, expertise and talent of our people.

Ultimately, Melrose’s goal is to improve the businesses they acquire.  Right now, Melrose owns only one company: Brush Turbogenerators, an independent manufacturer of electricity generating equipment for the power generation, industrial, oil and gas and offshore sectors, with sales of about $350 million.

While any change in leadership like this may lead to some changes in structure or programs, for the vast majority of us, life will likely be the same.  Plus, it is way too soon to speculate about what changes may occur.  Nortek and Melrose share a strong commitment to keeping employees well-informed about any changes.   The best thing to do now is to keep doing what you do so well:  focus on your customers and your business to make sure we keep our momentum going strong.

I’ll close by saying how very proud I am of everything we’ve accomplished together at Nortek. I am delighted our hard work is being recognized and continued by a company that shows great respect for who we are, what we do and who we do it for.

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Set forth below is a copy of a form of the Company’s communications to certain of its customers included in emails from certain of the Company’s business segment presidents/sales leaders on July 6, 2016

Earlier today, Nortek announced in a press release that our board has approved entering into a merger agreement with a publicly-traded U.K. company called Melrose Industries PLC.  The deal is subject to approval by Melrose’s shareholders and receipt of certain regulatory approvals.  We expect the process to take approximately eight weeks, which means Nortek will most likely become part of Melrose sometime at the end of August.

This is great news for Nortek and [BUSINESS SEGMENT].  Melrose is a company with a great reputation for buying strong manufacturing companies and investing in them to improve and grow them.  We will be their largest business and they are eager to partner with our team to take Nortek to the next level of financial and operational success.

As a long-standing customer of ours, you’ve been with [BUSINESS SEGMENT] through a few ownership changes over the years, and you know our relationship with you and our other customers has always been our number one priority.  This is no different.

That said, it’s important to note that Melrose does not have existing operations that overlap with our businesses, so we don’t see much disruption or distraction during this transition.  You should expect business as usual for the foreseeable future.

As always, we appreciate your business and look forward to keeping you informed about our new owners.

Important Information.

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Melrose and Purchaser intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Melrose and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of the Company’s common stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

Forward-Looking Statements.

This communication includes statements that constitute “forward-looking” statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this communication,

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words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” or “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of the Company with the Securities and Exchange Commission including the description of “risk factors” set forth under Item 1A in the Company’s Annual Report on Form 10-K and any further disclosures the Company makes on related subjects in subsequent reports filed with the SEC.

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